UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Affordable Residential Communities Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

008273-10-4

(CUSIP Number)

Michael M. Boone

Garrett A. DeVries

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008273-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald J. Ford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,421,642 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,421,642 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,421,642 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.7% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Gerald J. Ford and ARC Diamond, LP beneficially own 9,026,607 shares of Common Stock held by ARC Diamond, LP.   Mr. Ford and Hunter’s Glen/Ford, Ltd. beneficially own 391,549 shares of Common Stock held by Hunter’s Glen/Ford, Ltd.  Mr. Ford also owns 3,486 shares of Common Stock, aggregating to 9,421,642 shares of Common Stock beneficially owned by Mr. Ford.

(2)  Based on information from the Company that a total of 56,351,596 shares was outstanding January 31, 2007.

CUSIP No. 008273-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ARC Diamond, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,026,607

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,026,607

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,026,607

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on information from the Company that a total of 56,351,596 shares was outstanding January 31, 2007.

CUSIP No. 008273-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hunter’s Glen/Ford, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 391,549

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 391,549

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,549

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on information from the Company that a total of 56,351,596 shares was outstanding January 31, 2007.

This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D filed by Gerald J. Ford with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 5, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on April 6, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on May 23, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on May 18, 2006, Amendment No. 6 to Schedule 13D filed with the Commission on June 20, 2006 and Amendment No. 7 to Schedule 13D filed with the Commission on October 17, 2006 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Affordable Residential Communities Inc., a Maryland corporation (the “Issuer”).  Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D.  Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:

On January 8, 2007, Mr. Ford received 441 shares of Common Stock pursuant to the Issuer’s 2003 Equity Incentive Plan as part of the director compensation plan, with an aggregate value of approximately $4,982. On January 30, 2007, Mr. Ford purchased 593 shares of Common Stock for an aggregate purchase price of $4,744. On January 30, 2007, ARC Diamond, LP (“ARC Diamond”) purchased 1,758,807 shares of Common Stock for an aggregate purchase price of $14,070,456. On January 30, 2007, Hunter’s Glen/Ford, Ltd. (“Hunter’s Glen/Ford”) purchased 391,549 shares of Common Stock for an aggregate purchase price of $3,132,392.  Mr. Ford effected his purchases using personal funds.  ARC Diamond effected these purchases using funds borrowed on an unsecured basis from Hunter’s Glen/Ford, an affiliate of Mr. Ford. Hunter’s Glen/Ford loaned the funds to ARC Diamond from its available working capital.  Hunter’s Glen/Ford effected these purchases using funds from its available working capital.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           As of January 31, 2007, Gerald J. Ford and ARC Diamond were the beneficial owners of 9,026,607 shares of Common Stock held by ARC Diamond (which represents approximately 16.0% of the outstanding Common Stock based upon information from the Company that as of January 31, 2007 there were 56,351,596 outstanding shares of Common Stock).  As of January 31, 2007, Mr. Ford and Hunter’s Glen/Ford were the beneficial owners of 391,549 shares of Common Stock held by Hunter’s Glen/Ford (which represents less than one percent of the outstanding Common Stock based upon information from the Company that as of January 31, 2007 there were 56,351,596 outstanding shares of Common Stock).  As of January 31, 2007, Mr. Ford was also the beneficial owner of an additional 3,486 shares of Common Stock, aggregating to 9,421,642 shares of Common Stock beneficially owned by Mr. Ford (which represents approximately 16.7% of the outstanding Common Stock based upon information from the Company that as of January 31, 2007 there were 56,351,596 outstanding shares of Common Stock).

(b)           Mr. Ford has sole voting power and sole dispositive power with respect to the 3,486 shares of Common Stock reported herein as owned by Mr. Ford.  Mr. Ford also has sole voting and sole dispositive power with respect to the 9,026,607 shares of Common Stock reported herein as owned by ARC Diamond.  Mr. Ford also has sole voting and sole dispositive power with respect to the 391,549 shares of Common Stock reported herein as owned by Hunter’s Glen/Ford.

(c)           On January 8, 2007, Mr. Ford received 441 shares of Common Stock at $11.297 per share in consideration for his services as Director and Chairman of the Nominating and Corporate Governance Committee of the Issuer.  On January 30, 2007, (1) Mr. Ford purchased 593 shares of Common Stock, (2) ARC Diamond purchased 1,758,807 shares of Common Stock and (3) Hunter’s Glen/Ford purchased 391,549 shares of Common Stock, all at a cash purchase price of $8.00 per share in a private transaction pursuant to the Investment Agreement with the Issuer dated October 13, 2006.

(d)           Not applicable.

(e)           Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2007

GERALD J. FORD

By:	/s/ Gerald J. Ford
Name:	Gerald J. Ford

ARC DIAMOND, LP

By: ARC Diamond GP, Inc., its general partner

By:	/s/ Gerald J. Ford
Name:	Gerald J. Ford
Title:	President

HUNTER’S GLEN/FORD, LTD.

By:	Ford Diamond Corporation, its general partner

	By:	/s/ Gerald J. Ford
	Name:	Gerald J. Ford
	Title:	President

By:	/s/ Gerald J. Ford
Gerald J. Ford,
its general partner